UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2007                                                                                                           Commission File No.:  000-13727

PAN AMERICAN SILVER CORP.
(Translation of Registrant’s Name into English)

Suite 1500, 625 Howe Street Vancouver British Columbia, Canada  V6C 2T6
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F:Form 20F  [  ]Form 40F    [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).Yes   [  ]No   [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).Yes   [  ]No   [ X ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.Yes   [  ]No   [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g-3-2(b):  82 -             N/A             .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAN AMERICAN SILVER CORP.
(Registrant)

Dated August 15, 2007
/s/ Robert Pirooz
Robert Pirooz
General Counsel

Exhibits:

99.1	Press Release dated August 13, 2007.
99.2	Management’s Discussion and Analysis dated August 13, 2007.
99.3	Comparative Unaudited Financial Statements prepared in accordance with Canadian generally accepted accounting principles and the notes thereto for the quarter ended June 30, 2007.